Exhibit 2

THE STRENGTH WE’VE BUILT TODAY 2013 ANNUAL REVIEW AND SUSTAINABILITY REPORT STRENGTH RETURN GROWTH PRODUCTIVITY

IS HELPING US LEAD TOMORROW. Since our inception in 1817 we’ve built a legacy of leadership. In a young colony, through a great depression, through boom years, through a global financial crisis and in the development of a portfolio of businesses, Westpac has a history of looking ahead with a long-term view. This year we have made significant progress in implementing a strategy that is delivering better returns today, and building a sustainable business for the future. It is the strength we’ve built into our business today, with sector leading capital, a robust funding and liquidity position, and superior asset quality, that is helping us lead tomorrow. As a result we can respond to opportunities as they emerge and invest to transform the organisation. We’ve been proudly supporting Australia, New Zealand and our region for almost two centuries and we’re singularly focused on continuing our support as we approach our third century. We believe in these countries, in their people and in their businesses and their potential to prosper and grow. Our strong position today means we are more capable than ever of helping to realise this potential. And we are more dedicated than ever to play a role in leading tomorrow. Westpac Banking Corporation ABN 33 007 457 141

2013 PERFORMANCE HIGHLIGHTS

CASH EARNINGS ($m)[1,2]

$7,097m, up 8%

Year	$m
2013	7,097
2012	6,598
2011	6,301
2010	5,879
2009	4,675

REPORTED RESULTS ($m)[3]

$6,816m, up 14%

Year	$m
2013	6,816
2012	5,970
2011	6,991
2010	6,346
2009	3,446

COMMON EQUITY TIER 1 CAPITAL RATIO

9.1%

Capital ratio remains above the Group's preferred range of 8.0% to 8.5%

DIVIDENDS PER ORDINARY SHARE (¢)

174¢, up 5% plus 20¢ special dividend

Year	¢	Special dividend
2013	174	20
2012	166	
2011	156	
2010	139	
2009	116	

EXPENSE TO INCOME RATIO (%)[2,4]

40.9%, up 12 bps

Year	%
2013	40.9
2012	40.8
2011	41.5
2010	41.2
2009	40.2

RETURN ON EQUITY[4,5]

16%

Up 51 basis points

1. Cash earnings is net profit attributable to equity holders adjusted for the impact of treasury shares, fair value changes on economic hedges of hybrid instruments, and one-off significant items not part of ongoing business operations.
2. Figures for 2009 are presented on a pro forma basis, that is as if the merger between Westpac and St.George Bank Limited was completed on 1 October 2007. Cash earnings for 2009 has been restated to exclude the impact of St.George merger-related fair value adjustments.
3. Net profit attributable to owners of Westpac Banking Corporation.
4. Cash earnings basis.
5. Return on average ordinary equity.

See our Five Year Summary on page 22 for more highlights

CONTENTS



2. CHAIRMAN'S REPORT
BELIEVING IN OUR FUTURE.



4. CEO'S REPORT
A SHARED FUTURE.



19. SUSTAINABILITY
FACING TOMORROW'S CHALLENGES, TODAY.

1. 2013 PERFORMANCE HIGHLIGHTS
2. CHAIRMAN'S REPORT
4. CEO'S REPORT
6. ABOUT US
7. OUR EXECUTIVE TEAM
8. OUR STRATEGY
10. WESTPAC RETAIL & BUSINESS BANKING
11. ST.GEORGE BANKING GROUP
12. BT FINANCIAL GROUP
13. WESTPAC INSTITUTIONAL BANK
14. WESTPAC NEW ZEALAND
15. WESTPAC PACIFIC
16. GROUP SERVICES
17. OUR PEOPLE
18. COMMUNITY
19. SUSTAINABILITY
20. SUSTAINABILITY SCORECARD
22. FIVE YEAR SUMMARY
24. BOARD OF DIRECTORS
25. DIRECTOR AND GROUP EXECUTIVE REMUNERATION

BACK COVER AGM DETAILS, FINANCIAL CALENDAR AND CONTACT DETAILS

2013 Westpac Group Annual Review and Sustainability Report | 1

BELIEVING IN OUR FUTURE. Westpac’s strength has delivered significant value to shareholders in 2013. The 2013 financial year has been a period of significant achievement and positive shareholder returns for the Westpac Group. From a performance perspective, cash earnings1 increased by a strong 8%, while at the same time we further strengthened the balance sheet and completed a number of important strategic milestones. Shareholders have seen very good returns, with the share price increasing 32% for the year to 30 September 2013, well above the rise in both the ASX 200 and the banking sector indices. At the same time, the Board has continued to steadily increase ordinary dividends, up 8 cents per share to 174 cents per share (up 5%) as well as 20 cents per share in special dividends. With the improvement in the share price this is a total return to shareholders of 39.5%. Strong financial results Continued steady earnings have underpinned the returns, with 2013 cash earnings of $7,097 million an increase of 8% over the previous year. Earnings per share were similarly solid at 228.9 cents, rising 6%. We believe that cash earnings is the most appropriate measure for assessing our annual financial performance and is also a key measure used by the Board to determine dividends. For shareholders’ further reference, reported profit growth was somewhat higher than cash earnings growth this year, rising 14% to $6,816 million. The cash earnings result was supported by a 4% rise in revenue and a pleasing reduction in impairment charges. This performance reflects our success in implementing our strategy of building deep relationships across the Group, as well as the strength of our management team. The strength we’ve built today Throughout this Annual Review and Sustainability Report we highlight the significant strengthening of the organisation over recent years, which positions us well to continue building shareholder wealth. We have used the opportunity to take learnings from the Global Financial Crisis and we have materially reshaped and strengthened our balance sheet to further protect the Group from external shocks. More specifically: • Westpac’s capital levels are now at the upper end of peers both globally and locally, with our common equity tier 1 ratio at 9.1%, a level that is up almost a full percentage point over the year2; • The Group’s funding position has strengthened, with the customer deposit to loan ratio climbing from 68% to 71%, and liquid assets rising to $126 billion; and • Asset quality has materially improved, with stressed assets to total committed exposures falling 57 basis points over the year to 1.6%. This is half the level encountered at the stress peak in 2010. The operational strength of the company has also improved. We have largely completed our $2 billion strategic investment priorities program, known as SIPs. Through this program we have substantially upgraded the stability and functionality of our systems which are supporting a much better experience for customers. Helping us lead tomorrow Our strong position today puts Westpac in an excellent position to take advantage of opportunities as they arise. In October, we announced the agreement to acquire selected assets of Lloyds Banking Group Australia for $1.45 billion. The assets are a very good strategic fit for us, lifting our Australian business banking assets by around 6%. CHAIRMAN’S REPORT 1. Results refer to cash earnings unless otherwise stated. For an explanation of Cash Earnings see footnote 1 in ‘2013 performance highlights’ on page 1 of this Annual Review and Sustainability Report. 2. Comparison for full year 2012 based on Basel III pro forma. 2

From a shareholder perspective, the acquisition is expected to be earnings per share accretive by the end of the Group’s 2014 financial year and will be financed from internal resources. Final settlement is expected at the end of December 2013. Shareholders will appreciate the changes occurring across our economy, across our industry and in the way customers and our employees work, trade and interact. The repositioning of the Westpac Group in response to these changes is well underway as, for example more and more of our interactions move to enhanced online and mobile channels. We are also reshaping our branch network from transaction centres to sales and support hubs. This involves new layouts, enhanced technology, including self-serve options, and investment in our people. 2014 will also see the roll-out of our new mobile and online platform that will change the way customers manage their finances. At the same time, we are investing heavily in those areas of greatest growth and opportunity, including in wealth management and in our ability to capture the increased flows and connectivity between Asia and Australia/New Zealand. During 2013 we refreshed our sustainability strategy, outlining the areas where we are directing our efforts to make a meaningful difference. Supported by 10 specific objectives, we have made good progress, including in workforce diversity, allocating up to $6 billion to fund CleanTech and environmental projects, and the launch of new products to help customers achieve a more financially secure retirement. These developments position Westpac to positively benefit from the changing environment. Changes to the Board We have continued our process of Board renewal over the year, with Ewen Crouch and Peter Marriott joining the Board. Ewen brings extensive local and international business experience as one of Australia’s most experienced corporate lawyers, while Peter’s 30 years of experience in senior management roles in the finance industry will also be very valuable to the Board. Peter Wilson retired from the Board during the year and Gordon Cairns has announced that he will step down from the Board after our 2013 AGM. We recognised Peter’s contribution at the 2012 AGM. Gordon’s deep business experience, pragmatic approach and his industry experience have been great assets for the Group. We thank Peter and Gordon for their contributions and wish them well. Outlook Looking ahead, we remain positive about the outlook for Australia as the economy continues to emerge from a prolonged period of low business and consumer confidence. Overall growth in Australia is likely to remain modest in the short term however, as mining investment slows and the fiscal constraints of many developed nations inhibit any material external growth stimulus. At the same time, we expect the transformation of our industry to continue as demographic shifts, heightened use of digital communications and the rise of Asia continue to reshape the operating environment. Given the strength we have built into our business and the proven momentum across all of our divisions, together with the substantial investments already underway, the Westpac Group remains well positioned to continue to meet the needs of our 12 million customers and to deliver sound, high quality returns to shareholders. Lindsay Maxsted Chairman Westpac Group 2013 Westpac Group Annual Review and Sustainability Report | 3

A SHARED FUTURE. Every division across the Westpac Group has contributed to our strong performance in 2013, ensuring we are well-positioned for the future. A year of achievement I am delighted to report that 2013 has been a strong and successful year for the Westpac Group. We have delivered a high quality financial performance, further deepened customer relationships, strengthened the balance sheet and made significant strategic progress. This progress sets us up very well to continue to deliver on our strategy of becoming a more customer-centric organisation and improving returns for shareholders. Consistent financial results The strong increase in cash earnings1 of 8% in 2013 continues the consistent theme we have achieved over the last five years, with cash earnings growth averaging 7% per annum over this period. Each of our customer facing divisions and each of our brands supported our result with improved cash earnings and core earnings. Revenue increased 4%, reflecting a focus on disciplined growth in target areas, including deposits, trade finance, natural resources, Asia and in our expanding Bank of Melbourne franchise. Despite intense competition, net interest margins were well managed, coming in two basis points lower over the year. If Treasury and Markets income, which is more volatile, is excluded, margins increased one basis point on a cash earnings basis. We have managed expenses well and remain the most efficient Australian bank in the region with an expense to income ratio of 40.9%. We have achieved this while continuing to substantially invest in our businesses. Pleasingly, asset quality continues to be a highlight, with both impaired assets and stressed assets continuing to decline. This improvement has contributed to a $365 million reduction in impairment charges over the year. All divisions performing Not only are all divisions performing strongly but they are also working well together to build the best solutions for customers. Whether it is a bank customer needing help with superannuation and insurance, or a small business looking to protect its business from currency or interest rate fl uctuations, we provide a one team approach with integrated solutions. The results from our Australian Financial Services division were a standout, with cash earnings rising 12%. St.George Banking Group continued its momentum, leading the way with a 17% uplift in cash earnings. Its portfolio of brands — St.George, BankSA, Bank of Melbourne and RAMS — is a strong competitive advantage for us. Our Bank of Melbourne investment has been particularly successful and the business is carving out its niche as the bank for Victorians. Bank of Melbourne recently celebrated its second anniversary, and its growth and returns have exceeded our expectations. Westpac Retail & Business Banking has once again performed well, with a 9% uplift in cash earnings. The division has a very strong franchise and this has been reflected in the consistency of returns over the past four years. BT Financial Group, our wealth and insurance division, also performed strongly, with cash earnings up a strong 13%. A key element of the Westpac strategy is that banking, wealth management and insurance are closely linked; customers would like their financial needs to be addressed in an integrated way, and we aim to deliver our Group’s products and services to help them achieve that. Our success in integrated service delivery has underpinned BTFG’s robust performance. Our Institutional Bank maintained its lead position in the market this year and delivered an 11% uplift in cash earnings. We have been recognised as the Lead Domestic Transactional bank for the 10th consecutive year, and have been recognised as number 1 for Lead Relationship Bank in Australia for the last two years2. Our Westpac New Zealand business is an important contributor, delivering a 9% uplift in cash earnings in NZ dollars. This business has become an innovation hub for us, with initiatives including CEO’S REPORT 4 the redesign of its branch network and its use of technology to better support customers. Many of these initiatives are now being applied in our Australian operations. Westpac Pacific also had a good year. While relatively small in its contribution, it has a big impact across the regions in which it operates. This division is helping communities in the Pacific Islands with new low-cost technologies, making banking more accessible, and is assisting in the economic development of the region. Clear strategic priorities I have been very pleased with the progress we have made on the strategic priorities I outlined last year. Nevertheless significant opportunities remain for the Group, which we will actively pursue. We provide more detail on our strategic priorities throughout this report and I would like to call out a few highlights. Our first priority has been to remain strong. 2013 has been a year of great progress here and the Chairman’s Report has already covered this in some detail. On growth, we have been disciplined and targeted in our approach; focusing on those areas with the strongest growth profile, including customer deposits, Asian trade finance and wealth management. We continue to direct our investment spending to those areas that make the most difference for our customers. For example, in 2013, we commenced the development of a new wealth platform and will shortly launch our new mobile and online banking platform, an internet banking service that will materially improve and simplify the way customers manage their finances. A particular highlight this year has been the high level of employee engagement. Our people are deeply committed to the Group’s vision and purpose, in essence helping our customers and our communities to prosper and grow. Creating a workforce that reflects the attitudes and needs of the communities in which we operate is a priority for us. To that end, we are leading the way with programs to support older employees, carers and those with disabilities including by providing more flexible work. The success of these programs has been reflected in the further rise in employee engagement to 87%, a level above global high performing companies3. We continue to play a leading role in gender diversity, with women accounting for 42% of our senior management team, up from 32% three years ago. Our 40 year partnership with the Westpac Rescue Helicopters has perhaps been our most visible partnership and we have further extended our support to indigenous communities in Cape York and Redfern, including our support for the Empowered Communities Group through our partnership with Jawun. I continue to be impressed by the compassion and willingness shown by our people to volunteer and assist in recovery efforts following devastating bushfires and floods throughout the year. These events have again demonstrated the value of our continuing strong partnerships with organisations which are critical in times of community need, including our relationship of more than 120 years with The Salvation Army and our 30 year partnership with Mission Australia. Leading tomorrow The success of Westpac over many years could not have been achieved without the support and dedication of our 36,000 people and my thanks go out to all of them. We will continue to invest in and develop our people because it is these individuals, collectively, with their courage and their passion that differentiates the Westpac Group. I would also like to thank our customers for their ongoing support — we strive every day to help you prosper and grow. Finally, thanks to you our shareholders. We greatly value your support and we will continue to work hard to further enhance the value and returns from your investment in us. Gail Kelly Chief Executive Officer Westpac Group 1. For an explanation of Cash Earnings see footnote 1 in 2013 performance highlights’ on page 1 of this Annual Review and Sustainability Report. 2. Peter Lee Associates Large Corporate and Institutional Transactional Banking Survey Australia. Rank vs. top 4. Quantitative measures from 590 votes in 2013. Westpac ranks no. 1 for citations as ‘lead’ domestic transactional bank from 2004-2013. Westpac ranks no. 1 in the Peter Lee Associates relationship strength index score across the total respondent base. 3. Towers Watson High Performing Norm for People Leaders. 2013 Westpac Group Annual Review and Sustainability Report | 5

ABOUT US Who we are Founded in 1817, Westpac was Australia’s first bank and first company. A constant thread through the history of the nation, we started out with the idea to create security and wealth, and to serve the Australian community. This is at the heart of our vision and strategy. Over the course of almost two centuries, the Westpac Group has contributed to the prosperity of Australia. We have grown, adapted and strengthened to become the country’s second largest bank. The company, along with our 36,000-strong team, provides consumer, business and institutional banking services along with wealth management, wealth administration and insurance services, to customers across Australia, New Zealand and the region. These services are provided across the Group’s customer-facing divisions. Our front line teams are backed by core support divisions, including risk, finance, people, technology and operations. The Group also maintains branches and offices in New York, London and throughout Asia. Where we stand • One of the top five listed companies on the ASX by market capitalisation, $101.8 billion on 30 September 2013 • Strongest capital position of peers, with a common equity tier 1 ratio of 9.1% • One of a handful of banks globally with a AA rating • One of most efficient banks globally, with an expense to income ratio of 40.9% on a cash basis • Leader in sustainability: ranked 10th globally — and Australia’s highest rated company — at the 2013 World Economic Forum. Who we stand for • Our shareholders: nearly 580,000 individuals and institutions in Australia and overseas • Our customers: 12.2 million customers. In 2013 Westpac Group had 23% share of home lending in Australia, 20% share of consumer lending in New Zealand, 22% share of household deposits in Australia and 20% share of wealth platforms • Our community: we invested $131 million in the community or 1.3% of pre-tax profit, and around 54% of our employees volunteered or participated in fundraising for a charity of their choice • Our 36,000 employees. Australian Financial Services To better support and serve our Australian business and consumer customers, in November 2011 we created Australian Financial Services (AFS), bringing together our Australian retail, business banking and wealth operations. Incorporating the businesses of Westpac Retail & Business Banking, St.George Banking Group and BT Financial Group, AFS aims to build a division where together the businesses create more value than the sum of their parts. In 2013 the value of our portfolio of brands was demonstrated with cash earnings for the division up 12% and with all brands contributing higher revenue and earnings. In building value, AFS focuses on three elements: • Driving superior performance. Initiatives have included, sharing best practice, using common performance metrics, increasing the use of internal benchmarking and committing to improve service quality for customers • Optimising the portfolio. In 2013, the division refreshed each of the major brands, to provide greater clarity around target customer segments and what each brand stands for. This has been accompanied by greater coordination around product, business and marketing strategies • Capturing synergies. Developing economies of scale and skill by reducing duplication and standardising common practices. Improving cross sell between banking and wealth and between AFS and the institutional bank has also been a priority. The performance of key AFS businesses is discussed on the subsequent pages. A STRONGER BANKING AND FINANCIAL SERVICES FRANCHISE. 6

OUR EXECUTIVE TEAM Westpac Institutional Bank Westpac New Zealand Westpac Pacific AUSTRALIAN FINANCIAL SERVICES Gail Kelly Managing Director & Chief Executive Officer John Arthur Chief Operating Officer Peter Clare Chief Executive Officer, Westpac New Zealand Limited Philip Coffey Chief Financial Officer Brad Cooper Chief Executive Officer, BT Financial Group George Frazis Chief Executive Officer, St.George Banking Group Our Organisational Structure Brian Hartzer Chief Executive, Australian Financial Services Christine Parker Group Executive, Human Resources & Corporate Affairs Greg Targett Chief Risk Officer Rob Whitfield Group Executive, Westpac Institutional Bank Jason Yetton Group Executive, Westpac Retail & Business Banking St.George Banking Group Westpac Retail & Business Banking BT Financial Group 2013 Westpac Group Annual Review and Sustainability Report | 7

OUR STRATEGY See pages 10 to 21, or online at www.westpac.com.au/investorcentre, for detailed progress against our strategic priorities and sustainability objectives. We have a clear vision that guides our day-to-day decisions across the Westpac Group, helping to build and strengthen our business for the future. Our vision is supported by our five strategic priorities that guide the Group towards our vision, while dealing with the major trends shaping our operating environment. This includes changes in our economy, changes in customer needs and preferences, and changes in factors driving our sector and competition. The most significant trends are: Changing demographics: Australia’s population is ageing and becoming more diverse, creating a shift in focus to superannuation and retirement, and altering the composition of our workforce. Digitisation: Technology is evolving rapidly, changing the way customers and businesses interact and do business. New regulatory requirements: The wave of regulation introduced after the global financial crisis is reshaping the financial services industry, increasing our capital and liquidity requirements and changing the way some products and services are priced and managed. Australia’s economic transformation: As we move to the next phase of the resources cycle the structure of the Australian economy is changing. Rise of Asia: The global economy’s growth engine is centering on Asia. Our customers are seeking opportunities to tap into the growth potential in Asia and the region more broadly. Strategic priorities Our five strategic priorities, towards which we have united our focus across the Westpac Group, are to: • Ensure we remain strong; • Grow in a targeted way; • Drive deep and enduring customer relationships; • Radically simplify our products and processes, making it easier for customers and our people; and • Pull together as one team to drive to a customer-centred, high performance culture. A balanced approach Underpinning our strategic priorities is a strong focus on achieving balanced outcomes. That is, effectively managing the trade-offs that invariably emerge across our business to create a stronger more sustainable business for the long term. We describe this balance through the four related concepts of strength, return, growth and productivity. For example, we will pursue growth but not at the expense of returns. Similarly we are seeking to become more efficient but our risk disciplines will not be compromised. A sustainable future In addition to the strategic priorities, we recognise that as one of the largest companies in our region we have a broader role to play. For our business to prosper, so too must the communities in which we operate. In this regard, we are focused on three priority areas designed to achieve more sustainable outcomes across our operating environment: • Help improve the way people work and live, as our society changes; • Help find solutions to environmental challenges; and • Help customers to have a better relationship with money, for a better life. SHAPING OUR FUTURE. 8

STRENGTH GROWTH RETURN PRODUCTIVITY OUR VISION: TO BE ONE OF THE WORLD’S GREAT COMPANIES, HELPING OUR CUSTOMERS, COMMUNITIES AND PEOPLE TO PROSPER AND GROW. REMAIN STRONG Having established a strong capital, funding and liquidity position, as well as maintaining very strong asset quality, our focus is now on further refining our position to ensure we remain strong. This includes enhancing our governance frameworks for long-term sustainability and responding to society’s expectations and environmental concerns. TARGETED GROWTH Direct investment towards the areas that offer the greatest growth opportunities, including wealth, Asia, deposits, small business and trade. CUSTOMER RELATIONSHIPS Drive deep and enduring customer relationships by understanding customers’ financial needs throughout their life stages. This includes staying ahead of digital innovation, redesigning our network, and strengthening our corporate and institutional lead bank status. RADICALLY SIMPLIFY Simplify our products and processes to allow us to respond quickly, increase operational efficiency, and meet customer demands for digital solutions that suit their lifestyles. ONE TEAM Work together as one team to deliver the best outcome for customers and the best outcome for the organisation. This includes further strengthening our customer-centric, high performance culture and enhancing the diversity and wellbeing of our workforce. EMBRACING SOCIETAL CHANGE ENVIRONMENTAL SOLUTIONS BETTER FINANCIAL FUTURES Help improve the way people work and live, as our society changes, by thinking creatively about shifting demographics, tapping into traditionally underemployed groups and evolving service offerings. Help find solutions to environmental challenges by providing products and services, lending to and investing in CleanTech and environmental services, and reducing our environmental footprint. Help customers have a better relationship with money, by exploring new paths of personal wealth creation that are less dependent on debt and offer new models of financial education to meet the changing concept of retirement. 2013 Westpac Group Annual Review and Sustainability Report | 9

Westpac Retail & Business Banking launched a new brand campaign during the year, “AustraliaProudly supported by Westpac”. This reflects our commitment to advancing Australia and the lives of all Australians; helping our customers save more, own their homes, grow their businesses, protect what matters most and prepare for the best in retirement. Through our Westpac Local approach, we’ve continued to build a strong, sustainable business with highly-engaged, skilled bankers who are passionate about helping their local customers and communities to progress. During the year we grew cash earnings 9% to $2,300 million, driven by strong revenue growth of 7% and disciplined expense management. This was supported by a strengthened balance sheet, with a particularly strong performance in household deposits. Placing customers in control through digital innovation Digitisation is changing the way customers interact with us. Almost 40% of customers are active through our online and mobile channels and we’ve continued to innovate in this area. Our Westpac Banking for iPad1 and mobile apps now offer access to eStatements, the ability to open new savings accounts, view BT Super for Life balances and access business banking. We also developed a new app for Windows 82, an app to educate children on saving (PayPig) and enhanced our mortgage broker iPad app1. In 2014, we will introduce our new online and mobile banking platform, taking our digital banking to the next level of ease, personalisation and help. New Bank Now branches launched As more customers use digital channels, the focus of the branch is shifting to helping customers with more complex financial needs. Our new-format Bank Now branches have been designed with a welcoming layout for better conversations supported by digital technology, including 24x7 Self-Service lobbies, which is making banking easier, particularly for small business customers. We opened 17 Bank Now branches during the year and aim to upgrade 30% of our branches over the next three years. Business Banking Recognising that cash flow is a key area of concern for businesses, we strengthened our bankers’ capabilities in cash management advice. Drawing on the expertise of Westpac Institutional Bank, we developed an innovative online cash flow account, helping customers manage working capital while earning high interest. We also increased our business banking presence in growing regions; continued to build our industry specialisation teams to assist customers in specific sectors; and supported local businesses during Westpac’s fourth annual National Business Month. Creating deep, enduring relationships Our focus on meeting customers’ financial needs throughout their lives has helped us retain our number one position for the highest proportion of customers with superannuation and insurance products3. Reflecting this success, Westpac was awarded CANSTAR Blue’s Most Satisfied Customers Award for Major Banks 2013, CANSTAR’s First Home Buyer Award 2013 and Roy Morgan’s Major Business Bank of the Year Satisfaction Award 2012. More customers are now prepared to recommend us and importantly customer complaints were down 18%. Helping communities to prosper and grow The involvement of our people in supporting our vision to help their communities prosper and grow was demonstrated throughout the year. We were fast to help with recovery efforts following devastating bushfires in Tasmania, and floods in New South Wales and Queensland earlier this year; we further strengthened our 40-year partnership with the Westpac Rescue Helicopters; and, we continued to support local, not-for-profit organisations with big ideas for social change through our partnership with the Westpac Foundation. 1. iPhone and iPad are trademarks of Apple Inc., registered in the United States and other countries. 2. Windows is a registered trademark of Microsoft Corporation in the United States and other countries. 3. Refer to the online Sustainability glossary, where full definitions are available at www.westpac.com.au/ investorcentre We continue to proudly support Australia through our strong network of local bankers, digital innovation to make banking easier and more convenient and by being fast to respond when our communities need it most. Our new style ‘Bank Now’ branches are enabling better customer conversations and making banking more convenient. WESTPAC RETAIL & BUSINESS BANKING AUSTRALIAN FINANCIAL SERVICES 10

St.George Banking Group is a family of four local brands — Bank of Melbourne, BankSA, RAMS and St.George Bank — providing banking and financial services to consumers, small-to-medium businesses and commercial customers nationally. We had a strong year in 2013, delivering a 17% uplift in cash earnings and 3% growth in customer numbers. We had particular success in supporting customers with their wealth needs, growing the proportion of customers with a wealth product by 15%. Four unique brands, connecting locally The strong heritage of our brands was highlighted during the year as we celebrated some significant anniversaries. 2013 marked BankSA’s 165th year of operation; it’s been 75 years since St.George first opened its doors; RAMS turned 18; and, the Bank of Melbourne celebrated its second anniversary. During the year, we invested further in our brands to make them even more distinct and to highlight our focus on connecting with customers locally. We refreshed the St.George brand, returning to our heritage of helping people to ‘Start Something’. This campaign contributed to above-system growth in home lending. We also introduced the ‘Start Something Local’ program, offering 20 grants of $5,000 in local communities across the country. Victorians are embracing the Bank of Melbourne’s unique position as the bank for Victorians. During the year we opened 15 new branches, bringing the total to 77. We supported the launch of the Bank of Melbourne Neighbourhood Fund which, along with the St.George Foundation, gave 96 Australian communities nearly $1.8 million to projects that are addressing issues of physical, social or economic disadvantage. Leading the mobile revolution to support customers St.George Banking Group has a rich history of ‘firsts’ when it comes to online and mobile banking, including being the first bank in Australia to introduce internet banking, back in 1992. In 2013, we continued this innovation tradition. This included enabling credit card and personal loan applications on smartphones, along with term deposit renewals. We approved around 3,700 credit card applications via mobile devices over the past 12 months and, since March, 480 applications for personal loans were also approved. We introduced ‘MoneyMeter’, providing customers instant access to their account balance with a simple swipe from the home page of our Mobile Banking app. Over one million balance enquiries via MoneyMeter are now performed each month across the St.George Banking Group. Supporting small business Our most significant ‘first’ in 2013 was the launch of ‘Business Connect’, our new model for supporting small business customers and responding to the changing ways in which they operate. Small businesses are now becoming more mobile and more connected, and Business Connect is all about complementing this new way of working. It allows business owners to tap into the expertise they need, when and where they need it, revolutionising the way they interact with us and helping them to achieve their goals. We will be helping more business customers than ever in 2014 with the rollout of Business Connect right across St.George, Bank of Melbourne and BankSA. Our family of four local brands – Bank of Melbourne, BankSA, RAMS, and St.George Bank – is truly connecting with customers providing a unique local alternative in each of their specific markets. St.George Banking Group Chief Execuitive Officer, George Frazis, and General Manager – St.George Business Banking, Phillip Godkin, at St.George Bank’s 75th birthday celebrations. Further details about the performance of Bank of Melbourne, BankSA, RAMS and St.George Bank can be accessed in the online version of our 2013 Annual Review and Sustainability Report at www.westpac.com.au/investorcentre ST.GEORGE BANKING GROUP AUSTRALIAN FINANCIAL SERVICES 2013 Westpac Group Annual Review and Sustainability Report | 11

BT Financial Group’s vision is to help people prepare for their best financial future. Underpinning this vision is our commitment to help Australians access quality advice, raise awareness of superannuation as a great way to save for retirement, and address the widespread issue of underinsurance in Australia. In 2013, BT Financial Group increased cash earnings by 13%. This result was driven by: increased flows onto our platforms, including BT Wrap and Asgard Infinity; market-leading revenue per planner within our advice business; revenue increases in Private Wealth; and, an increase in Insurance new business, reflected by the rise in gross written premiums. More advice to more Australians We aim to help Australians achieve financial confidence and security through quality advice. The phone-based scalable advice team, established two years ago, continues to grow the number of customers we’re able to reach. In 2013, this team helped nearly 70,000 customers with everything from consolidating super to making life insurance more affordable. We are committed to making it easier for Australians to seek advice and have added 48 bank financial planners over the past two years, an increase of almost 10%. Customers are increasingly recommending these planners, with our Net Promoter Score rising over the year. We also enhanced our processes and systems to support the Future of Financial Advice reforms, which came into effect in July 2013. This major program of work was carried out by hundreds of people across the business and we are now fully compliant. Supporting customers We have a history of supporting customers through difficult times. In 2013 we paid out more than $183 million in general insurance claims and $200 million in life and disability insurance claims. But this tells only part of the story. During catastrophic events in Queensland this year, our general insurance team proactively contacted customers to guide them through the claims process and offer emergency help where required. Our life insurance claims team offer specialised rehabilitation services to customers to help with everything from pain management and counselling, to advice on finding a new career following a major accident or illness. Australians have nearly $18 billion in lost superannuation. We continued to draw attention to this issue with our annual ‘Lost Super’ campaign, conducting more than 19,000 searches for Westpac customers. This led to BT Super for Life customers being reunited with nearly $14 million of lost super. We also launched a new service to make it easier for customers to consolidate their super accounts. BT Super for Life gives members the option to invest their super based on their age in a Lifestage Fund. In 2013, all BT Super for Life lifestage funds were rated in the top quartile for performance; the fund for people born in the 1960s rated the top performing fund with an 18.65% return over one year. Investing in the future Wealth management is a key investment priority for the Westpac Group and we have a number of programs under way to enhance our wealth products and services. Our most significant investment is in intuitive technology that will unite banking and wealth, and provide customers with a holistic view of their portfolio. The first phase of this investment commences with the launch, in late 2013, of a cash management account that will help customers manage cash flows for their investments. Responsible investment practices During the year we continued to integrate environmental, social and governance factors into our investment manager selection process and agreements and manager monitoring processes, in line with the United Nations Principles of Responsible Investment. Our Advance Asset Management business engaged advisor Regnan Governance Research and Engagement to communicate directly with companies about our investment expectations on these issues. The seamless connection with our banking brands has enabled us to better support customers and deliver superior growth. Providing more advice to Australians: Ciaran Scott, Senior Financial Consultant in BT Financial Group’s phone-based scalable advice team. BT FINANCIAL GROUP AUSTRALIAN FINANCIAL SERVICES 12

WESTPAC INSTITUTIONAL BANK As Australasia’s leading institutional bank, Westpac Institutional Bank (WIB) supports the global banking needs of corporate, institutional and government customers in Australia and New Zealand. Our dedicated teams provide expertise in transactional banking, financial and debt capital markets and alternative investment solutions. In 2013, WIB achieved an increase in cash earnings of 11%. This was driven by a further strengthening of customer relationships and a significant improvement in asset quality. Partnering with customers Our strategy is focused on building deep relationships with customers, so that we become more of a business partner than a banker. We’ve been recognised for our efforts: our customers voted Westpac No.1 Lead Domestic Bank for Transactional Banking for the tenth year running1 and No.1 Lead Relationship Bank for the second year running2. In 2013, we launched WIB IQ, an innovative online portal providing customers access to our award winning market insights and economic commentary. Since its launch in June, more than 14,600 articles are viewed per month via desktop, smartphone and tablet application. We’ve also delivered award-winning products, including ‘Corporate Evergreen’, an innovative tool to manage working capital flexibly. The product won the 2013 Australian Business Award for Product Innovation3. WIB launched its ‘Superannuation Gateway’ to help customers comply with new requirements to transfer data electronically, and is the only bank providing this capability. Building capacity in Asia We are building our capability in Asia to support customers with aspirations to grow in the region, supporting the flow of trade and capital between Australia, New Zealand and Asia, as well as supporting customers relocating to and from the region. This has included increasing our presence on the ground in Asia, expanding our FTE by over 45% in 2013, upgrading technology infrastructure, and expanding our reach with the opening of a new branch in Mumbai. Social Investment We continue to drive thought leadership in social and affordable housing, and maintain our commitment to make up to $2 billion in lending available to this sector4. Westpac also partnered with the NSW Government, Commonwealth Bank and the Benevolent Society to launch a $10 million Social Benefit Bond. The first of its kind in Australia, the bond will fund the establishment of The Resilient Families Service, designed to reduce the number of children entering foster care in New South Wales. Building a Clean Economy WIB is recognised as a market leader in understanding the risks and opportunities around carbon trading and the broader environmental challenges for business. We were voted by our customers as Best Trading Company in Australasia for Carbon in 2010, 2011, and 20125. Westpac remains committed to making available up to $6 billion for lending and investment in the CleanTech and environmental services sector4. We continue to finance economically viable wind and solar projects, partnering with the major renewable energy developers in Australia. For all investments, we take care to ensure that the projects we support have undergone appropriate environmental due diligence, including independent environmental assessments, and we continue to monitor and manage their impacts during operation. 1. Peter Lee Associates Large Corporate and Institutional Transactional Banking Survey Australia. Rank vs. top 4. Quantitative measures from 590 votes in 2013. Westpac ranks no. 1 for citations as ‘lead’ domestic transactional bank from 2004-2013. Westpac ranks no. 1 in the Peter Lee Associates relationship strength index score across the total respondent base. 2. Peter Lee Associates Large Corporate and Institutional Relationship Banking Survey Australia. Rank vs. top 4. Quantitative measures from 586 votes in 2013. Westpac ranks no. 1 for citations as ‘lead’ relationship bank from 2012-2013. Westpac ranks no. 1 in the Peter Lee Associates relationship strength index score across the total respondent base. 3. The Australian Business Awards, Winner Product Innovation, 2013. 4. Subject to normal risk criteria. 5. Source: Environmental Finance Magazine Awards, 2010, 2011, 2012. Building sustainable partnerships with customers and continuing to invest in growth opportunities, including Asia, is helping us to maintain our position as the lead institutional bank in Australia. WIB Chief Executive Rob Whitfield, Head of Greater China Andrew Whitford, General Manager Asia Bala Swaminathan and Westpac Group Chairman Lindsay Maxsted at the new Hong Kong office welcoming ceremony. 2013 Westpac Group Annual Review and Sustainability Report | 13

WESTPAC
NEW ZEALAND

Our investment in innovation, including new branches, new online capabilities and improved systems for identifying and responding to customer needs, is helping build deeper relationships with New Zealanders.


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Westpac Group CEO Gail Kelly with Westpac NZ CEO Peter Clare at the Fieldays in June 2013 to launch our Solar Shed initiative.

At Westpac New Zealand, *'help is what we do'* for more than one in four New Zealanders, with financial and banking solutions throughout their lives. By making it easier for customers to do business with us and by enhancing the quality of our interactions, we believe we can better meet customers' needs and build stronger, more lasting relationships.

Investing in convenience and communication

Over recent years this has included the introduction of community branches with 24/7 lobbies and the roll-out of smart ATMs, which now account for over one quarter of branch-based deposits. In 2013, we continued this journey with another 43 smart ATMs and the implementation of new technology that allows us to better understand and meet our customers' banking needs, 24/7.

We have built a comprehensive digital strategy, and introduced a new platform that enables us to communicate with customers regardless of how they interact with us. Consolidating our customer data into a single view helps us understand customers better and have more meaningful conversations.

For example, our systems can identify customer needs, send out a personalised SMS message and direct responses straight through to a customer's relationship manager.

What is unique about this solution is that it supports individual interactions with customers and we can be more responsive to customer needs. We have been encouraged by early success, and in 2013, we:

- Reduced the time to launch a targeted campaign from four weeks to 24 hours;
- Tripled our total communications with customers; and
- Decreased the use of paper-based direct mail by 34%.

This new approach has been supported by our industry-leading online and mobile solutions including our iPad app[1] (the first of its kind in New Zealand) and our Cash Tank app, which now processes over two million account balance enquiries each month.

Another solid performance

Our efforts to more effectively utilise digital channels have helped the division to further deepen relationships while generating efficiency gains. This success, combined with a further improvement in asset quality, has contributed to a 9% uplift in cash earnings over the year.

Helping New Zealanders into their own homes

As a result of our enhanced digital offering, online home loan applications are now approaching 15% of total applications. A large number of applications are commencing through our online 'Home Club', with many being new customers.

The New Zealand housing market grew strongly in 2013, with housing prices up 9.5% in the year to August[2]. Growth was centred in Auckland and Christchurch, in part due to a shortage of supply in these regions.

In response to rising house prices, the Reserve Bank of New Zealand introduced restrictions on high loan-to-value-ratio (LVR) lending. These took effect on 1 October 2013 and the intended cooling of the housing market is already starting to be felt.

Westpac remained disciplined through 2013 and, as a result, our loan growth has been strongly skewed to loans with a LVR less than 80%. Our focus continues to be on helping customers on their journey to home ownership, including participating in the Government's 'Welcome Home Loan' scheme. This scheme seeks to assist low-income first-home buyers by allowing home loans with a smaller deposit than normally required and by providing Government-backed mortgage insurance.

Innovative solutions for customers

Westpac New Zealand continues to offer innovative solutions to customers. For example, we have joined with Meridian Energy to introduce 'Solar Shed', a low-cost solar panel solution for farmers that aims to pay for itself in approximately seven years and generate cost savings of over $3,000 per year in its 25-year lifetime.

1. See iPad footnote on page 10.
2. Real Estate Institute of New Zealand House Price Index.

14

Using new, low-cost technologies Westpac Pacific is introducing banking to a much broader cross section of the population and, in so doing, helping the economic development of the region. WESTPAC PACIFIC Westpac Pacific’s vision is to help customers, communities and people to prosper and grow as the Pacific’s undisputed number one local bank. We aim to achieve this by increasing access to financial services throughout the region using accessible, low-cost services, including In-store Banking and mobile technology. Our new mobile banking platform in the Solomon Islands, for example, is increasing fi nancial inclusion in the country. The platform is equipped to serve all types of mobile phones and requires basic connectivity to provide customers with a range of banking services that they may not otherwise be able to access. Our highly successful In-store Banking service complements our mobile platform by allowing customers in remote and rural communities to use EFTPOS at participating merchants to make deposits, withdrawals, account balance enquiries and fund transfers, rather than travelling long distances to a branch. It also allows merchants to attract more customers and generate income as Westpac agents, helping support local Pacific economies. Through more than 160 In-store outlets across the region, we have helped to welcome thousands of Pacific Islanders to the financial system. This is increasing the proportion of the population that has access to basic banking services, which in some Pacific countries is estimated to be less than 10%. We are also in the process of launching Corporate Online in Fiji, equipping corporate and institutional customers with a secure, online payments portal, along with access to a suite of applications tailored to help businesses save time and money. Driving financial literacy across the Pacific As we increase access to financial services across the Pacific, we believe we also have a role to play in helping local communities to bank and save responsibly. As such, we offer free personal and business financial education workshops wherever In-stores are located. Workshops include Financial First Steps, Money Basics, Business Basics and Financial Management. More than 20,000 people participated in these programs during the year. Empowering women throughout the region We continue to support the inclusion of women across the Pacific, reflecting a desire to address women’s underrepresentation in leadership roles. Women hold around 4% of the region’s parliamentary seats, compared to nearly 25% in Australia. Initiatives such as the Westpac Outstanding Women Awards in Papua New Guinea, in operation since 2007, and our Westpac Women’s Education Grants, which offered over 90 grants to women and girls across the Pacific this year, are recognising women and showing that their educational and professional empowerment matters. Supporting a sustainable Solomon Islands economy In 2009, we reviewed our lending policies in the Solomon Islands, looking specifically at the forestry and related sectors, to ensure that our support of Solomon Islands’ customers was aligned with our commitment to create a sustainable future across the Pacific. Given forestry’s significant contribution to the Solomon Islands’ economy, we took the approach to reduce our exposure over time and in a socially responsible way. By early 2014 we anticipate we will have ceased all remaining support of finance, trade and transactional services to customers in the forestry and related sectors. During this transition, we have maintained close contact with key Government, regulatory and industry stakeholders in the country. We have also diversified our business portfolio into a range of alternative industries, including tourism and infrastructure development, which we believe will be long-term drivers of economic growth in the Solomon Islands. A Westpac employee visits school children at a village on the outskirts of Port Moresby. 2013 Westpac Group Annual Review and Sustainability Report | 15

GROUP SERVICES One of the ways we’re deepening customer relationships is by making it easier for customers to do business with us. Our Group Services team manages much of what happens behind the scenes to improve the customer experience, and plays an important role in innovating and simplifying the way we do things. The activities include strengthening core technology and infrastructure, processing our customers’ applications faster, and helping the Group adapt to changes in the regulatory environment. Better, stronger technology A major focus in 2013 has been strengthening our technology environment and online systems to continue to improve the customer experience and give customers more choice in how they interact with all our brands, today and into the future. We’ve implemented new call centre and teller platforms to simplify and standardise our systems, enabling our people to spend more time with customers. In response to our customers’ growing preference to use their mobile phones, tablets or computers to do their banking, we are transforming the Group’s online and mobile services. Our new online platform will be available next year and will provide an intuitive banking service with personal, helpful and simple solutions for customers. For example, customers will be able to personalise how they view their accounts, choose to receive SMS or email alerts to keep up to date with their finances, and manage both business and personal finances with easy access to online investing. They will also benefit from enhanced security features and search functionality. We’re continually updating mobile applications across all our brands so that customers can use their mobile phone or tablet to do more, including opening new accounts and reporting lost or stolen cards. We were the first Australian bank to introduce applications designed specifically for iPad1 and Windows 82 devices, enabling customers to interact with us using whatever device they prefer. We’ve also launched functionality for Android phones that allows customers to check their balances at a glance. The stability of our technology environment remains a high priority and we’ve continued to strengthen it. This year we’ve reduced the number of major technology disruptions to our lowest level on record. Continuously improving our service We continued to improve our processes to enable customers to access their money faster and with less paperwork. This has been achieved through a sustained continuous improvement program and working with our strategic partners. Examples include: • The upgrade of more than 1,200 ATMs with new software and replacement of more than 190 ageing ATMs. These upgrades have improved the customer experience and contributed to a 68% reduction in ATM-related complaints; • Reduction of the time it takes for our business customers to receive funding for their loans by two days; • The introduction of an SMS service to help customers who are experiencing financial distress but who may prefer not to discuss their situation in person or over the phone. This is now used for 59% of all these customer interactions; and • We can now refund customers’ money more quickly following fraudulent activity on their credit cards. The St.George card fraud refund cycle time has been reduced by 70% in 2013, to be industry best at five days. Westpac refunds to credit cards have also been reduced by 20% to seven days. Making it easier for customers to do business with us by strengthening technology and simplifying our processes. Making it easier for customers through mobile technology. 1. See iPad footnote on page 10. 2. See Windows footnote page 10. 16

Each member of our 36,000-strong team plays a part in our vision to be one of the world’s great companies. Our people are central to our success and we’re focused on making the Westpac Group the place where the best people want to work. A great place to work Creating an organisation where we have highly engaged employees who are advocates of the Westpac Group as a great place to work and bank can generate powerful customer outcomes. This view underpins our People and Culture strategy, helping improve the way we engage our people and support them as they progress their careers. We are delighted that our annual employee survey showed marked improvements across all of our key success indicators. Employee engagement rose to its highest level of 87%, up from 84% last year and is above the global high performing norm of 85%1. Our measure of leadership capability also improved, from 87% to 89%, also ahead of the global high performing norm of 84%1. Building a diverse and inclusive team We believe diversity, flexibility and inclusiveness are vital to improving the quality and productivity of our workforce. We’re pleased that our 2013 Diversity & Flexibility Survey indicates that our employees believe we have improved in these areas. In particular, the survey revealed that more women feel they can progress their career at the Westpac Group. This also played out in reality. For the first time, we now have more females (57%) than males in the critical Bank Manager talent pool. 42% of our leadership roles were held by women at year end, ahead of last year’s 40%. This places us in a strong position to reach our aspirational target of 50% by 2017. We’re supporting this in a number of ways, including: our market-leading flexible work practices; increasing women’s participation in key talent programs; our graduate program; and, maintaining our pay equity position. Our 100 Women of Influence Awards, in partnership with the Australian Financial Review, shows our support for women’s leadership outside our organisation. We’ve also launched a sister awards program in New Zealand. Our efforts have been recognised with the 2013 Australian Human Resources Institute Diversity Award for Gender Equity. Our Diversity & Flexibility Survey indicated that 62% of respondents used some form of flexible work arrangement, an increase of 18% from 2010; while 82% said they will require flexibility over the next three years. To meet this growing need, our challenge is to further build our employees’ capability to lead flexible teams, to continue to rethink job design, and to review policies and provide tools to support employees and people leaders. Refreshed Accessibility Action Plan In May 2013, we launched a refreshed Accessibility Action Plan, an important aspect of how we are building an inclusive organisation. The plan guides our efforts to continue to build accessibility into the way we do business to enhance the lives of customers, employees and members of the community with a disability. To date, around 12% of our employees have a disability, which is above the Australian Bureau of Statistics’ estimated national participation rate of 9.9%. As we continue to enhance accessibility, we will focus on making our banking products, services and communications more accessible, and on improving opportunities for employment, training and career development for people with a disability. OUR PEOPLE Our people are our greatest asset and we continue to invest in their development to create an engaged workforce that is representative of the needs and aspirations of the communities in which we operate. Working flexibility allows CJ Grogan to give 100% attention to both his customers and his training in his campaign to represent Australia. 1. Towers Watson High Performing Norm for People Leaders. 2013 Westpac Group Annual Review and Sustainability Report | 17

COMMUNITY Helping communities to thrive is entrenched in our culture and business model. We’ve cultivated our approach over many decades because we recognise the positive impact we can have on communities while creating value for our business. Our people making a difference Our employees’ passion for community involvement is highlighted in the results of our annual engagement survey, with 86% feeling proud of our community initiatives. More than half of all our employees volunteered or participated in fundraising during the year and more than 5,400 volunteer days were accessed through paid volunteering. Through our Matching Gifts program, where we match our employees’ donations dollar for dollar, 650 charities received more than $4.5 million during the year, bringing to $35 million the total donated since 1999. Our employees also helped to build the capacity of 18 not-for-profit and social enterprises as part of our Organisational Mentoring program. The Westpac Group’s community contributions totalled $131 million, equivalent to 1.3% of operating profit. Supporting Indigenous communities We made great progress against the goals of our 2012-2014 Reconciliation Action Plan. Through our long standing affiliation with Jawun Indigenous Corporate Partnerships, our employees provided more than 423 weeks’ worth of time during the year via secondments to indigenous organisations, families and individuals. Since helping found Jawun in 2001, nearly 600 employees have contributed more than 76 work-years through this program. Through Jawun we also supported collaboration work to establish Empowered Communities Group, an initiative that aims to reform the structural interface between government and indigenous communities. To formalise our support, we’ve introduced three-month employee secondments to assist the reform agenda. We also support the recognition of indigenous people in Australia’s Constitution. At least 103 indigenous Australians were placed across the Westpac Group during the year including 38 school-based trainees. Our Indigenous Employee Action Group, ‘Brothers and Sisters’, launched a resources centre as part of its aim to promote cultural understanding. Our $1 million partnership over five years with Many Rivers Microfinance supported the establishment of a further 167 businesses throughout the year, including 73 businesses owned by 84 indigenous business owners and we spent close to $800,000 with indigenous business suppliers through Supply Nation. New avenues to address social need During the year we continued to lead the way on innovative financing solutions to address social disadvantage where we have the skills to make a meaningful difference. This included Westpac Institutional Bank’s key role in launching a $10 million Social Benefit Bond, the first of its kind in Australia, and convening the second Annual Social and Affordable Housing Forum in response to the shortage of social sector housing. Family of Giving In December 2012, we brought together our four charitable funds — Westpac Foundation, St.George Foundation, Bank of Melbourne Neighbourhood Fund and BankSA & Staff Charitable Fund — under one banner, The Family of Giving. Together, these funds continue our proud heritage of giving, distributing more than $4.1 million in grants during the year to support social enterprises finding creative business solutions to social disadvantage. To support this initiative, we introduced a Dividend Donation Plan, which enables our shareholders to donate from as little as 1% of each of their Westpac dividends to the Family of Giving. Evaluating our impact For many years, we’ve measured and reported the time and money we give to our communities. However, we recognise we have more to do to understand the difference we make. As a result, we are developing a social impact framework program over the next 18 months. This will enable us to better evaluate and strengthen our community involvement, ensuring we make the best decisions about where to focus our investment. We believe the Westpac Group can only prosper if the communities in which it operates are prosperous. Secondments through Jawun Indigenous Corporate Partnerships enable employees to contribute to indigenous communities. Photo: Jessica Hromas. 18

SUSTAINABILITY Across the Westpac Group, we believe every action and decision we take must contribute to a sustainable future. This view is a key part of our culture. In practice, this means we look to embrace new ways of doing business to stay one step ahead of the issues we believe will affect the sustainability of communities and, therefore, our operations. For example, more than 20 years ago we were the first Australian bank to establish an environmental policy and, soon after, began reporting our emissions. Today, it is a normal part of our day-to-day activities to ensure every business lending decision passes through our environmental filters. We were the first Australian bank to offer employees paid leave to volunteer, and today our desire to address social disadvantage and financial exclusion extends to offering innovative, tailored products and services. We were also the country’s first bank to establish a policy to ensure our suppliers share our values, and it continues to be normal practice for us to independently audit their performance. These actions have become part of the way we do things, because we’ve long recognised that the Westpac Group’s future is reliant on us responding to the big shifts around us. Refreshed sustainability strategy We recognise we can never stand still. As new challenges emerge we must evolve our response. Last year, we carefully assessed what we believe will emerge over the next 30 years, with a view to prioritising our current efforts. The issues that emerged are those most worrying for people as they think about their own, and their family’s, lives in the future. Will they be able to look after their ageing parents while perhaps also looking after their grandchildren? Will they have enough money to retire comfortably or be well enough to keep working if they wish? If they run a business, will they be able to transition the business to the next generation? Will the environment be healthy enough for future generations and what can they do to help, like working and living in energy-efficient buildings and cities? Will their children be able to buy their own home or even find somewhere to live? To most effectively respond to these challenges, we have set 10 objectives in the three priority areas where we have the skills to make the greatest difference. These priority areas are outlined below and our targets and progress are highlighted in the scorecard overleaf. As we make progress over the coming years, we expect the solutions we create will become a natural part of our day-to-day operations. FACING TOMORROW’S CHALLENGES, TODAY. Sustainability strategy priorities EMBRACING SOCIETAL CHANGE ENVIRONMENTAL SOLUTIONS BETTER FINANCIAL FUTURES Australia’s population is ageing and we’re becoming more culturally diverse. Yet the way most businesses operate is not shifting in tandem. By failing to respond, businesses run the risk of too few skilled people for our workforce, lost customers and slowing economic growth. We must think more creatively about how to embrace shifting demographics, tapping into traditionally underemployed groups and supporting their careers, and shaping products and services to meet evolving needs. Natural resources, such as water and arable land, are becoming increasingly scarce. Our economy and way of life will be threatened if we don’t act to change the way natural resources are accessed and valued. We must nurture a greater appreciation of the economic value of natural resources, and help customers and communities become more efficient so we can all continue to prosper and grow. As we live longer, the concept of retirement is evolving. To live comfortably post-work, income streams must stretch much further. People must manage their money well over their lifetimes, rather than playing ‘catch-up’ as retirement looms. This means exploring new paths of personal wealth creation that are less dependent on debt, and offering new models of financial education, advice and funding for social infrastructure. 2013 Westpac Group Annual Review and Sustainability Report | 19

SUSTAINABILITY SCORECARD

EMBRACE SOCIETAL CHANGE: Help improve the way people work and live, as our society changes

Objective	What have we done this year?	Measure	2013	Target by 2014	Target by 2017
1. Ensure our workforce is representative of the community	• Participation of women in leadership increased to 42%, supported by ongoing recruitment initiatives, development, talent management and leadership role modelling. • Increased focus on mainstreaming workplace flexibility to meet the needs of our employees and enable greater employee agility and productivity. Survey showed the proportion of people working flexibly increased from 43% in 2010 to 62% in 2012. • Facilitated internal and external Women of Influence award programs. Nominations for external program increased by 40% from previous year. • Continued to grow the representation of mature age employees in our workforce and put in place training, tools and support to encourage greater participation. • Released a new Accessibility Action Plan in May 2013, with initiatives to increase inclusion and participation of people with disabilities.	Women in leadership (%)	42	>42	Aspirational target of 50
		Participation of mature age workers (%)[1]	20.5	>20.5	>20.5
		Financial Wellbeing of 40+ women (index score out of 11)	6.38 (total AFS population: 6.45)	Biennial survey. FY15 target: Within 0.04 of the score for total AFS population	On par with total AFS population
2. Extend length and quality of working lives	• Embarked on a new Wellbeing program to help employees enhance their quality of life. • More than 8,400 employees completed an online wellbeing assessment and generated a personal report to identify ways to improve their wellbeing. Developed planning tools supported by seminars to help employees achieve their goals.	Mean employee[1] retirement age (years)	60.6	≥60.6	62.0
		Wellbeing Westpac Group Average WorkAbility Index (index score out of 49)	41	Biennial survey. FY15 target: 42	44
3. Anticipate the future needs of ageing and culturally diverse customers	• Launched a contact centre for Prime of Life customers aged 50+ years. • Continued to provide consumer education on evolving financial needs and concerns as they age and retire.	Initiatives introduced to support the financial wellbeing of ageing and culturally diverse customers (cumulative number of initiatives)	1	2	5

ENVIRONMENTAL SOLUTIONS: Help find solutions to environmental challenges

Objective	What have we done this year?	Measure	2013	Target by 2014	Target by 2017
4. Provide products and services to help customers adapt to environmental challenges	• Launched 'Solar Shed' in New Zealand in partnership with Meridian Energy, offering farmers easy and affordable access to solar energy through a package including a high quality grid connected solar system and a 100% Westpac equipment finance loan. • Provided an education seminar series through Westpac's Davidson Institute to Australian small business customers on managing in a low carbon economy.	Unique service offerings launched (cumulative number of service offerings)	2	2	5
5. Increase lending and investment in CleanTech and environmental services	• Committed up to $6 billion for lending and investment in CleanTech and environmental services by 2017. This will double the Group's investment in the sector and includes renewable energy, greening the property sector, water efficiency and waste management activities. • Progress to date has been primarily in renewable energy, including two major wind farms and a solar farm. This work has been further supported by the establishment of a CleanTech Working Group with representation from across the Westpac Group.	Make up to $6 billion available for lending and investment in CleanTech and environmental services across WIB, WNZL and AFS by 2017 ($bn)	$3.6[2]	Make available up to $6.0	Make available up to $6.0
6. Reduce our environmental footprint	• Introduced technology to reduce print paper wastage. • Progressed head office consolidation projects in Melbourne and Sydney. • Continued to upgrade lighting in retail sites as part of the Energy Efficiency Retail program. • Achieved Silver CEEDA certification for our data centres. • Introduced waste audits in our head office sites. • Further emissions reduction expected as location-based programs take effect. • Achieved carbon neutrality for the first time.	Kwh of electricity/m2 in commercial and retail sites (Kwh)	198	198	178
		Power usage effectiveness (PUE)[3]	1.73	1.80	1.60
		Establish and maintain carbon neutrality	Achieved carbon neutrality	Maintain carbon neutrality	Maintain carbon neutrality
		Office paper (tonnes)	1,523	1,523	1,500
		Recycling rates in Sydney head offices (% of waste)	62	62	75

20

BETTER FINANCIAL FUTURES: Help our customers to have a better relationship with money, for a better life

Objective	What have we done this year?	Measure	2013	Target by 2014	Target by 2017
7. Ensure all our customers have access to the right advice to achieve a secure retirement	• Launched Single Topic Personal Advice for life insurance – an advice package that provides customers with recommendations on life insurance and superannuation tailored to their situation. • Launched role relevant 'wealth' accreditation to selected Retail & Business Banking Bank Managers, encompassing 65-80 hours of formal learning over a 12 month period.	AFS customer facing employees who hold appropriate wealth accreditation in line with role requirements (%)	11	18	61
8. Help our customers meet their financial goals in retirement	• In November 2012, BT Financial Group launched Wrap Capital Protection, a product allowing Australians to generate growth for retirement through their investment portfolio while preserving a minimum outcome at the end of an agreed term. This followed research into the needs of retirees and has particular relevance for investors in the period immediately pre- or post- retirement. • In October 2012, BT Investment Management launched the BT Equity Income Series focusing on certainty of income in uncertain times and aiming to deliver competitively high income, paid regularly and with low capital volatility. • Developing a Self Managed Super Fund (SMSF) bundled offer, which combines relevant banking and wealth products.	Westpac Group customers with Westpac Group superannuation (%)	7.4	8.2	10.0
9. Increase access to financial services in the Pacific	• Increased total In-store merchant numbers in the Pacific to 179, up from 30, following the 2012 launch of In-store banking, a facility allowing selected merchants to provide banking services to customers using EFTPOS terminals. • Financial Education extended to all seven Pacific Island Nations, covering Money Basics, Financial First Steps and Business Basics to communities. More than 20,000 people participated.	Net Basic Banking Account customers (cumulative)	147,392[2]	185,000	300,000
		Number of in-store banking facilities (cumulative)	179	196	300
10. Help people gain access to social and affordable housing and services	• In November 2012, Westpac Institutional Bank hosted its second Annual Social and Affordable Housing Forum, bringing together more than 100 delegates from government, regulators, not-for-profit organisations, urban planners, builders, financiers and advisors to develop innovative responses to the challenges faced by the social housing sector. • Following the forum, in February 2013 the Group committed to make available up to $2 billion in lending to the social and affordable housing sector by 2017. • Established credit underwriting standards for the Social and Affordable Housing sector.	Make up to $2 billion available for lending and investment in the social and affordable housing sector across WIB, WNZL and AFS by 2017 ($bn)	$0.65[2]	Make available up to $2.0	Make available up to $2.0

1. New measure. Will review target based on trend data.
2. Cumulative total as at 30 September 2013.
3. PUE is a measure of how effectively a data centre uses power. The 2014 target is higher than the 2013 result due to expected increases during the 2014 stage of the data centre migration while the East Chatswood data centre is decommissioned.

To read more about our sustainability approach, material issues assessment, a glossary with definitions of terms, and stories that bring our approach to life, visit our online report at **www.westpac.com.au/investorcentre**

2013 Westpac Group Annual Review and Sustainability Report | 21

FIVE YEAR SUMMARY

FINANCIAL AND OTHER INFORMATION[1]

(in $millions unless otherwise indicated)

	2013	2012	2011	2010	2009
Income statements for the years ended 30 September[2]					
Net interest income	12,865	12,502	11,996	11,842	11,646
Non-interest income	5,774	5,481	4,917	5,068	4,859
Net operating income before operating expenses and impairment charges	18,639	17,983	16,913	16,910	16,505
Operating expenses	(7,927)	(7,909)	(7,406)	(7,416)	(7,171)
Impairment charges	(847)	(1,212)	(993)	(1,456)	(3,238)
Profit before income tax	9,865	8,862	8,514	8,038	6,096
Income tax expense	(2,975)	(2,826)	(1,455)	(1,626)	(2,579)
Profit attributable to non-controlling interests	(74)	(66)	(68)	(66)	(71)
Net profit attributable to owners of Westpac Banking Corporation	**6,816**	**5,970**	**6,991**	**6,346**	**3,446**
St.George cash earnings prior to merger	–	–	–	–	163
Cash earnings adjustments – non-merger related	69	271	139	(55)	812
St.George merger related cash earnings adjustments	212	357	(829)	(412)	254
Cash earnings[3]	**7,097**	**6,598**	**6,301**	**5,879**	**4,675**
Financial position and key financial ratios[2]					
Balance sheet as at 30 September					
Total assets	696,603	674,965	670,228	618,277	589,587
Total shareholders' equity and non-controlling interests	47,481	46,219	43,808	40,118	36,571
Business performance					
Operating expenses to operating income ratio (%)	42.5	44.0	43.8	43.9	43.4
Net interest margin (%)	2.14	2.16	2.19	2.21	2.38
Capital adequacy					
Common equity tier 1 capital ratio – APRA Basel III (%)[5]	9.1	8.2	–	–	–
Tier 1 capital ratio (%)[6]	10.7	10.3	9.7	9.1	8.1
Total capital ratio (%)[6]	12.3	11.7	11.0	11.0	10.8
Total equity to total assets (%)	6.8	6.8	6.5	6.5	6.2
Credit quality					
Net impaired assets to equity and collectively assessed provisions (%)	4.1	5.6	6.3	6.2	5.7
Total provisions to total loans (basis points)	73	82	88	105	101
Shareholder value					
Dividends per ordinary share (cents)	174	166	156	139	116
Special dividends per ordinary share (cents)	20	–	–	–	–
Dividend payout ratio (%)[7]	78.9	84.8	67.0	64.9	92.6
Dividend payout ratio – cash earnings (%)[7]	76.2	77.2	75.0	70.5	72.7
Cash earnings to average ordinary equity (%)	16.0	15.5	16.0	16.1	14.0
Basic earnings per share (cents)	220.4	195.8	233.0	214.2	125.3
Net tangible assets per ordinary share[4] ($)	11.07	10.47	9.96	8.96	7.89
Share price as at 30 September ($)	32.73	24.85	20.34	23.24	26.25

1. The Summary Income Statement and the Balance Sheet and key financial ratio information have been extracted from the Westpac 2013 audited Annual Report.
2. For more detail please refer to the Westpac 2013 Annual Report, available at **www.westpac.com.au/investorcentre**
3. Net profit attributable to equity holders adjusted for the impact of Treasury shares, fair value changes on economic hedges of hybrid instruments, and one-off significant items not part of ongoing business operations.
4. Total equity attributable to owners of Westpac, after deducting goodwill and other intangible assets divided by the number of ordinary shares outstanding, less treasury shares held.
5. Basel III was not effective in Australia until 1 January 2013. The 2012 ratio has been presented on a pro forma Basel III basis. No comparatives are presented for other years.
6. Basel III was not effective in Australia until 1 January 2013. Comparatives are presented on a Basel II basis.
7. Excludes special dividends.

22

NON-FINANCIAL AND OTHER INFORMATION[1,2]

	2013	2012	2011	2010	2009
Customer					
Total customers (millions)	12.2	11.8	11.5	11.3	10.6
Total online customers — active registrations (millions)	4.2	4.0	3.7	3.4	4.3
Number of points of bank representation	1,544	1,538	1,532	1,517	1,491
Number of ATMs	3,814	3,639	3,544	3,625	3,540
Percentage of Talking ATMs (%)	93	91	88	n/a	n/a
NPS — Westpac Aust - Affluent	(9)	(18)	(17)	(24)	(16)
NPS — Westpac Aust - Commercial	(1)	(4)	3	(7)	(5)
NPS — Westpac Aust - SME	(5)	(17)	(10)	(21)	(24)
NPS — St.George consumer	3.5	0	(2)	(4)	(9)
NPS — St.George business	(6)	1	(5)	3	(21)
Social Sector Banking Footings ($m)	12,819	11,490	8,210	7,101	6,072
Responsible Investment Funds Under Management ($m)	1,376	981	644	891	717
Employees					
Total core full time equivalent staff (number at financial year end)	33,045	33,418	33,898	35,055	34,189
Employee Engagement (%)	87	84	81	80	81
Employee Voluntary Attrition (%)	9.8	9.9	11.5	11.8	n/a
New Starter Retention (%)	86.7	84.8	83.8	n/a	n/a
High Performer Retention (%)	95.7	95.9	95.3	94.3	n/a
Lost Time Injury Frequency Rate (LTIFR)	1.5	1.9	2.5	2.6	2.6
Women as a percentage of the total workforce (%)	60	61	61	61	62
Women in Leadership (%)	42	40	38	35	n/a
Environment					
Total Scope 1 and 2 emissions — Aust & NZ (tonnes CO_2-e)	180,862	183,937	184,124	189,425	187,239
Total Scope 3 emissions — Aust & NZ (tonnes CO_2-e)	85,013	91,855	57,163	70,457	61,846
Office paper — Aust & NZ (tonnes)	1,523	1,579	n/a	n/a	n/a
Proportion of infrastructure and utilities financing in renewables and hydro (%) — Aust & NZ	55	52	45	52	51
Finance assessed under the Equator Principles — Group ($m)	268	1,140	383	364	1,292
Social					
Community investment — Group ($m)	131	133	155	116	84
Community investment as a percentage of pre-tax profits — Group (%)	1.33	1.51	1.82	1.44	1.38
Community investment as a percentage of pre-tax operating profit (Cash Earnings basis) — Group (%)	1.28	1.41	1.72	1.37	1.24
Financial education — Group (participants)	32,577	36,182	42,109	n/a	n/a
Financial education — Group (hours completed)	70,036	73,301	85,194	n/a	n/a
Supply chain					
Total supply chain spend — Aust ($bn)	4.88	4.22	4.61	4.39	4.17
Percentage of top 80 suppliers screened for sustainability — Aust (%)[3]	98	94	92	86	99
All self-assessed suppliers as % of total supply chain spend[4]	73	76	75	69	68

1. As at 30 September unless indicated otherwise in the online Sustainability glossary, where full definitions are available. For further information, also refer to the Factpacs, which are available online at **www.westpac.com.au/corporateresponsibility**
2. n/a indicates the information was not collected in the relevant period. Unless otherwise stated in full definitions, all data from 2009 includes St.George Banking Group
3. Top suppliers defined as: top 100 (Westpac) 2009 and top 50 (SGB) 2009, top 150 in 2010-2012; top 80 in 2013.
4. 2009 data does not include St.George.

2013 Westpac Group Annual Review and Sustainability Report | 23

BOARD OF DIRECTORS Lindsay Maxsted DipBus (Gordon), FCA, FAICD Age 59 Independent Director since March 2008. Chairman since December 2011. Chairman of the Nominations Committee. Member of each of the Audit and Risk Management Committees. Ewen Crouch AM BEc (Hons.), LLB, FAICD Age 57 Independent Director since February 2013. Member of each of the Remuneration and Risk Management Committees. John Curtis AM BA, LLB (Hons.) Age 63 Independent Director and Deputy Chairman since December 2008. Chairman of the Remuneration Committee. Member of each of the Nominations and Risk Management Committees. Peter Hawkins BCA (Hons.), SF Fin, FAIM, ACA (NZ), FAICD Age 59 Independent Director since December 2008. Chairman of the Technology Committee. Member of each of the Audit, Nominations and Risk Management Committees. Gail Kelly HigherDipEd, BA, MBA with Distinction, HonDBus Age 57 Managing Director & Chief Executive Officer since February 2008. Member of the Technology Committee. Robert Elstone BA (Hons.), MA (Econ.), MCom Age 60 Independent Director since February 2012. Chairman of the Board Audit Committee. Member of each of the Nominations, Technology and Risk Management Committees. Elizabeth Bryan AM BA (Econ.), MA (Econ.) Age 67 Independent Director since November 2006. Chairman of the Risk Management Committee. Member of each of the Nominations, Remuneration and Technology Committees. Peter Marriott BEc (Hons.), FCA Age 56 Independent Director since June 2013. Member of each of the Audit and Risk Management Committees. Gordon Cairns MA (Hons.) Age 63 Independent Director since July 2004. Member of each of the Remuneration and Risk Management Committees. Ann Pickard BA, MA Age 58 Independent Director since December 2011. Member of each of the Remuneration and Risk Management Committees. 24

DIRECTOR AND GROUP EXECUTIVE REMUNERATION

In 2013, we have focused on consolidating and embedding the substantial changes made to our remuneration policies and frameworks over the past two to three years. Nevertheless, we are mindful of the continually changing external environment and will be conducting a further review of some elements of our remuneration framework in 2014.

Non-executive Director Remuneration

Westpac's non-executive Director remuneration strategy is designed to attract and retain experienced, qualified Board members and remunerate them appropriately for their time and expertise. With a Board focus on strategic direction, long-term corporate performance and the creation of shareholder value, fees for non-executive Directors are not directly related to the Group's short-term results and they do not receive performance-based remuneration.

BOARD OF DIRECTORS — REMUNERATION RECEIVED DURING 2013

Name	Position	Westpac Banking Corporation Board Fee[1] ($000)	Subsidiary and Advisory Board Fees ($000)	Superannuation ($000)	Total ($000)
Lindsay Maxsted	Chairman	760	–	17	777
John Curtis	Deputy Chairman	348	–	17	365
Elizabeth Bryan	Non-executive Director	309	–	17	326
Gordon Cairns	Non-executive Director	264	–	17	281
Ewen Crouch	Non-executive Director	175	–	11	186
Robert Elstone	Non-executive Director	310	–	17	327
Peter Hawkins	Non-executive Director	300	35	17	352
Peter Marriott	Non-executive Director	81	–	6	87
Ann Pickard	Non-executive Director	264	–	17	281

1. Includes fees paid to the Chairman and members of Board Committees.

CEO and Senior Executive Remuneration

The Westpac Group's remuneration strategy is to attract and retain talented employees by rewarding them for achieving high performance, developing sustainable customer relationships and delivering superior long-term results for our shareholders. This strategy incorporates sound principles of risk management and governance.

SENIOR EXECUTIVE TEAM — REMUNERATION RECEIVED DURING 2013

(either as cash or in the case of equity, the value that has vested during 2013)

Name	Position	Fixed remuneration & Superannuation[1] ($000)	2013 STI cash payment[2] ($000)	2013 Total cash payment[3] ($000)	Prior year* equity awards[4] vested during 2013 ($000)
Gail Kelly	Managing Director & Chief Executive Officer	2,990	2,657	5,647	5,346
John Arthur	Chief Operating Officer	1,199	952	2,151	986
Peter Clare	Chief Executive Officer, Westpac New Zealand Limited	1,012	900	1,912	1,290
Philip Coffey	Chief Financial Officer	1,278	1,264	2,542	1,816
Brad Cooper	Chief Executive Officer, BT Financial Group	1,034	1,320	2,354	1,600
George Frazis	Chief Executive Officer, St.George Banking Group	950	1,171	2,121	1,499
Brian Hartzer	Chief Executive, Australian Financial Services	2,164	1,088	3,252	3,268
Christine Parker	Group Executive, Human Resources & Corporate Affairs	803	691	1,494	438
Greg Targett	Chief Risk Officer	1,321	842	2,163	1,328
Rob Whitfield	Group Executive, Westpac Institutional Bank	1,769	1,171	2,940	1,659
Jason Yetton	Group Executive, Westpac Retail & Business Banking	810	650	1,460	621

* Prior year awards comprise STI deferred in the form of equity and LTI awards subject to performance vesting hurdles.

1. Fixed remuneration includes cash salary, annual leave accrual and salary sacrificed items plus employer superannuation.
2. The cash STI payment represents 60% of the 2013 STI outcome and will be paid in December 2013. The remaining 40% is deferred in the form of equity and will vest in equal tranches in October 2014 and 2015.
3. This is the addition of the previous two columns.
4. Prior year equity awards include both deferred STI and LTI allocations that have vested in 2013. The equity value has been calculated as the number of securities that vested during the year ended 30 September 2013, multiplied by the five day volume weighted average price of Westpac ordinary shares at the time they vested, less any exercise price payable.

Further details, including an explanation of remuneration components and individual circumstances, are provided in the Remuneration Report in the Group's 2013 Annual Report, available at **www.westpac.com.au/investorcentre**

2013 Westpac Group Annual Review and Sustainability Report | 25

Westpac GROUP
EST. 1817

Westpac Banking Corporation

ABN 33 007 457 141

Head Office

275 Kent Street
Sydney NSW 2000
Australia
Tel: +61 2 9374 7113
Facsimile: +61 2 8253 4128
Email: online@westpac.com.au
International payments:
+61 2 9806 4032

Share Registrar

Link Market Services Limited
680 George Street
Sydney NSW 2000
Australia
Mail: Locked Bag A6015,
Sydney South NSW 1235
Tel: +61 1800 804 255
Facsimile: +61 2 9287 0303
Email: westpac@linkmarketservices.com.au
www.linkmarketservices.com.au

Westpac Group Sustainability contacts

For further information on the Westpac Group's sustainability policies and performance:
Email: corporateresponsibility@westpac.com.au
www.westpac.com.au/corporateresponsibility
Tel: +61 2 8254 8488

For information on our compliance with International Agreements, including the United Nations Global Compact and Declaration on Human Rights, contact the General Manager of Group Corporate Affairs & Sustainability via the details above.

Financial calendar for Westpac Ordinary Shares

Record date for final dividend	14 November 2013
Annual General Meeting	13 December 2013
Final dividend payable	19 December 2013
Financial Half Year end	31 March 2014
Interim results and dividend announcement	5 May 2014
Record date for interim dividend	16 May 2014
Interim dividend payable	2 July 2014
Financial Year end	30 September 2014

Annual General Meeting

The Westpac Annual General Meeting (AGM) will be held on Friday, 13 December 2013 in Plenary Hall 2 at the Melbourne Convention Centre, South Wharf, Melbourne, commencing at 10:00am (Melbourne time).

The AGM will be webcast live on the Westpac website at **www.westpac.com.au/investorcentre** for shareholders not able to attend.

Additional reporting information

Visit the Investor Centre on the Westpac Group website for the 2013 Annual Report, Shareholder information including a full financial calendar, and more information about the Group: **www.westpac.com.au/investorcentre**

Supplementary information about Westpac Group's Full Year 2013 performance, including details about our approach to our strategic priorities and sustainability objectives, case studies and material issues assessment, can be found online at **www.2013annualreport.westpacgroup.com.au**

www.westpac.com.au

PEFC
PEFC/21-31-05

Westpac Group Annual Review and Sustainability Report 2013 is printed on PEFC certified paper. Compliance with the certification criteria set out by the Programme for the Endorsement of the Forest Certification (PEFC) means that the paper fibre is sourced from sustainable forests.

National Carbon Offset Standard – Carbon Neutral Organisation